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                                                                    EXHIBIT 4.76

                  CANWEST GLOBAL COMMUNICATIONS CORP LETTERHEAD

December 2, 2002

                                                               WITHOUT PREJUDICE

PRIVATE & CONFIDENTIAL

Mr. Bob Calvert
Executive Vice President
Southam Publications Inc.
44 Fairford Street West
Moose Jaw, SK  S6H 6E4

Dear Bob:

I write this letter with mixed feelings. We all will be sorry to lose you, but we must respect your wish to leave, since you are not interested in taking on the position of regional head of the Company's Saskatchewan media properties. This letter, therefore, concerns the terms of the termination of your employment with Southam Publications Inc. (the "Company").

As you are aware, the Company has an agreement with G.T.C. Transcontinental Group Limited ("GTC") that it is obligated to honour. This agreement requires us to continue to employ you at least until the first anniversary of the closing date of the transaction with GTC, being August 9, 2003. Any change to this agreement will have to be made with the knowledge and consent of GTC. However, it is likely that GTC will not object to your ceasing to be employed by the Company prior to August 9, 2003, provided you do not take up employment with a competitor during this period. Should the terms of this letter be acceptable to you, we will endeavour to confirm their position.

The terms of separation the Company is offering you are as follows:

1. In recognition of our expecting to complete further divestitures of community papers this calendar year, on January 1, 2003, your duties and responsibilities will diminish. Accordingly, as "working notice" in lieu of severance, unless your employment is terminated earlier in accordance with this letter, on December 31, 2004 (being twenty-four (24) months from January 1, 2003) (the "Separation Date"), you will cease working for the Company and your employment will come to an end.

2. Between now and December 31, 2004 (the "Salary Continuance Period"), you will continue to be employed by the Company and will perform those duties for which you are currently responsible. However, as noted, we acknowledge that, as a consequence of the divestiture of the Atlantic

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      community papers and possibly more divestitures, your responsibilities may be diminished and/or new projects or assignments may be undertaken by you. During the Salary Continuance Period and, subject to the terms of this letter, you will be entitled to seek new employment opportunities. If during the Salary Continuance Period you obtain full-time employment or independent contractor status (collectively, "Replacement Status"), or if the Company determines, either respective party may terminate your employment on seven (7) days' notice. The effective date of any such termination shall be deemed to be the Separation Date (and replaces the date referred to in paragraph 1) for the purposes of this letter.

3. Provided you have not contravened the provisions of paragraph 4 of this letter and notwithstanding either party may terminate your employment as noted above during the Salary Continuance Period but subject to paragraph 5, you will be paid your current monthly base salary in the form of salary continuance (the "Salary Continuance"), payable in accordance with the Company's payroll schedule, subject to applicable statutory remittances and deductions.

4. While you are free to accept new employment outside the Company at any time, the Company reserves the right, in its sole discretion, to preclude you, during the Salary Continuance Period, from working or being engaged in, either as an employee or independent contractor, advisor, financial supporter or investor in Canada in the business of the publication, distribution or sale of any print newspaper (or any section thereof, including classified or job advertisements) or other print publications or the distribution of flyers, inserts or the printing of any product of any kind (each, a "Competitive Activity"), and you agree not to engage in any Competitive Activity without the express prior written consent of the Company, which consent may be withheld by it in its absolute discretion. This prohibition will not prevent or restrict you from acquiring and holding as a personal investment, in the aggregate, less than one (1%) percent of the shares of any publicly traded corporation.

5. Subject to paragraph 4 hereof, in the event you attain Replacement Status during the Salary Continuance Period, the bi-monthly payments comprising the Salary Continuance will be reduced to an amount equal to the difference between your new bi-monthly salary or income and the bi-monthly amount of your Salary Continuance, for the then remaining balance of the Salary Continuance Period. In other words, the Company would "top up" your new salary or income to the level of the Salary Continuance amount referred to in paragraph 3 above, for the then remaining balance of the Salary Continuance Period. In the case of your new salary or income being greater than the level of your Salary Continuance, then the Salary Continuance would cease upon the effective date of your attaining Replacement Status.

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6.    You will be paid promptly, once it is determined, your bonus entitlement
      (if any) for the Company's fiscal year ending August 31, 2002. Your bonus entitlement will be determined in accordance with the current criteria and practice used for establishing same.

7. At the end of the Salary Continuance Period, and provided you have not contravened the provisions of paragraph 4 of this letter, the Company will pay you a single lump sum retirement allowance of $100,000.00 (the "Retirement Allowance").

8. To the extent permitted by the relevant legislation, the Salary Continuance payments and the Retirement Allowance will be paid, if directed in writing by you, to your RRSP as a "retirement allowance". Should you die prior to receiving the full Salary Continuance payments and Retirement Allowance, any unpaid portions thereof shall be paid to your estate, in accordance with the terms of this agreement.

9. The Company will continue to provide you with health, group life and AD&D benefits for a period ending on the earlier of the expiration of the Salary Continuance Period and your attaining Replacement Status. You will continue to be a participant in the Company's long-term disability plan for a period expiring on the earlier of eight (8) weeks following the Separation Date and your attaining Replacement Status; such that any qualifying disability experienced by you during this period will be covered. The current premium cost sharing between the Company and yourself in respect of the foregoing benefits and plan will remain the same as if you continued to be employed by the Company. Short-term disability and out-of-Canada emergency health coverage will not be provided following the Separation Date.

10.   The Company will pay all outstanding vacation entitlement within thirty
      (30) days of the Separation Date.

11. Your current car allowance of $1,127.00 per month and reimbursement or payment in full of fuel for your leased vehicle will continue to be paid by the Company for a period ending on the earlier of the expiration of the Salary Continuance Period and your attaining Replacement Status. As well, the Company will reimburse you for the cost of two (2) golf memberships for the period ending on the earlier of the expiration of the Salary Continuance Period and your attaining Replacement Status.

12. You are entitled to retirement benefits under your pension plan with the Company. You will be credited with active years of service until the earlier of the Separation Date and your attaining Replacement Status. Kim Miller (Vice President, Human Resources of CanWest Global Communications Corp. ("CanWest")) will be available to discuss the options available to you in receiving these retirement benefits.

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13.   Except as noted above, no other benefits, bonuses or allowances will be paid to you by the Company.

14. We will require the prompt return of all Company property in your possession and any outstanding employee or executive loans payable by you to be repaid in full on the earlier of the Separation Date and your attaining Replacement Status.

15. During the Salary Continuance Period and for a period of twelve (12) months thereafter, you shall not directly or indirectly contact, approach or solicit for the purposes of offering employment to any person (whether as an employee, consultant, agent, independent contractor or otherwise) who is employed by or providing services to the Company or any of its affiliates, without the prior written consent of the Company, unless the employee has been dismissed by the Company.

16. You agree, for an indefinite period, not to, in any manner, provide, engage in, or participate privately or publicly and either directly or indirectly in, any analysis, assessment, criticism or commentary, of CanWest's or the Company's policies and practices, including, without limitation, its editorial practices and policies.

17. In the course of providing your duties, you may have had access to and may have been entrusted with trade secrets, trademarks or other proprietary and confidential information and knowledge, including, but not limited to, business plans, data, documents, budgets, correspondence, strategic plans, private or internal business discussions involving one or more executives and papers and records, concerning the present and contemplated activities of, or to be evolved and used by the Company and its affiliated corporations ("Confidential Information"), the disclosure of any such Confidential Information in any manner would be highly detrimental to the interests of the Company and/or its affiliates. You agree that the right to maintain such Confidential Information constitutes a proprietary right, which the Company and its affiliates have the right to protect. Accordingly, you agree with the Company that you will not disclose, or permit (either during the continuance of your employment or at any time thereafter) the disclosure of any such Confidential Information to any person, or permit the use of the same for any purposes other than those of the Company. All files, records, recordings, documents, equipment or other items relating to the business of the Company and its affiliates, whether prepared by you or otherwise coming into your possession, shall remain the exclusive property of the Company and shall not be removed from the Company's premises without the Company's written consent, and shall be returned by you to the Company upon request. The foregoing restriction shall not restrict you from applying your general skill and aptitude in any endeavour or employment.

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18.   In accepting this letter, you acknowledge either having received independent legal advise in respect of the terms and content of this letter or having waived seeking and obtaining such independent legal advise.

19. Subject to the foregoing, upon your acceptance of this letter, you hereby release the Company and its affiliates, successors, assigns, directors and employees from and forever compromise any and all claims and demands whatsoever, whether monetary or otherwise, including claims for damages, wages, salary, commissions, bonuses, and other remuneration, as well as any benefits or sums due under the Company or its affiliates' plans or policies, and also from all manner of action or actions, suit or suits, complaint or complaints, cause or causes of action, whether before any judicial or quasi-judicial or administrative tribunal or otherwise, which you now have, ever had or can or may have, against the Company in respect of your employment with the Company and any predecessor employer for which the Company may be responsible or a successor employer, and separation thereof, or any cause, matter or thing arising out of or connected therewith, save and except the terms of this letter and any right or entitlement you have under any applicable pension or retirement plan.

The foregoing is an offer to accommodate your desire to voluntarily separate from the Company, as outlined above, and shall remain open for acceptance by you for three (3) weeks following the date of this letter. The terms of this letter shall supersede and replace all other provisions in any prior or existing employment agreement or arrangement with the Company or any predecessor employer, save and except the terms of any applicable pension or retirement plan currently existing in your favour.

Yours sincerely,

CANWEST GLOBAL COMMUNICATIONS CORP.

On behalf of CANWEST PUBLICATIONS INC.

Thomas C. Strike

Chief Operating Officer, Corporate

The foregoing is understood and agreed to as evidenced by my signature hereto this 19th day of December, 2002.

                                           /s/ BOB CALVERT
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Witness                                    Bob Calvert